

June 22, 2010

Jennifer L. Pharris
Chief Executive Officer
Bonfire Productions, Inc.
One Sugar Creek Center Blvd.
Sugar Land, Texas 77478

Re: Bonfire Productions, Inc.
Preliminary Schedule 14C Information Statement
Filed June 15, 2010
File No. 333-145743

Dear Ms. Pharris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   In filing any amendments to this preliminary information statement please use the appropriate EDGAR tag indicating that you are filing a revised preliminary information statement, rather than a proxy statement.

2.   We note matters described on pages three and four but not mentioned in the letter to shareholders on page two. Please revise page two to list changes to be adopted in the charter and bylaws regarding:

- Election and removal of directors;

- Special stockholder meetings;

- Requirements for advance notification of stockholder nominations of candidates for election as directors; and

- Cumulative voting.

3. Please revise your discussion of the changes to your charter and bylaws on page four to explain both the current provisions and the provisions to be adopted. Tabular disclosure illustrating the differences may be helpful to investors.

4. Please revise page five to indicate that there is "no guarantee" that (i) the issuance of additional shares in connection with financings or acquisitions would increase value to stockholders as discussed in the fourth paragraph on page five and (ii) the market price of your capital stock may increase if additional shares of capital stock are issued in transactions related to "favorable business opportunities," as discussed in the sixth paragraph on page five.

5. With respect to both the increase in authorized common stock and the authorization of preferred shares, please state if true that (i) there are no current plans to issue shares and (ii) no further shareholder action will be required to issue these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Brian Fenske
       Fax: (713) 651-5246